Eagle Bulk Shipping Inc.
                                   29 Broadway
                               New York, NY 10006


                                                                   June 20, 2005


BY FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Max A. Webb, Esq., Assistant Director

          Re:  Eagle Bulk Shipping Inc.
               Registration Statement on Form S-1 (No. 333-123817)
               ---------------------------------------------------

Ladies and Gentlemen:

     The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission on Form S-1 be accelerated so that it will be made effective at 3:00 p.m. Eastern Daylight Time on June 21, 2005, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

     The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments or the declaration of effectiveness by the Commission or the Staff, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The undersigned registrant is aware of its obligations under the Act.

                                            Yours faithfully,

                                            EAGLE BULK SHIPPING INC.


                                             By: /s/ Sophocles N. Zoullas
                                                 -------------------------
                                             Name:   Sophocles N. Zoullas
                                             Title:  Chief Executive Officer




25083.0001 #580703